K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

April 27, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	First Investors Life Series Funds

First Investors Life Series Balanced Income Fund, First Investors Life Series Covered Call Strategy Fund, First Investors Life Series Equity Income Fund, First Investors Life Series Fund For Income, First Investors Life Series Government Fund, First Investors Life Series Government Cash Management Fund, First Investors Life Series Growth & Income Fund, First Investors Life Series International Fund, First Investors Life Series Investment Grade Fund, First Investors Life Series Limited Duration Bond Fund, First Investors Life Series Opportunity Fund, First Investors Life Series Real Estate Fund, First Investors Life Series Select Growth Fund, First Investors Life Series Special Situations Fund, and First Investors Life Series Total Return Fund

File Nos. 002-98409; 811-04325
Post-Effective Amendment No. 82

Ladies and Gentlemen:

We have acted as counsel to First Investors Life Series Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 82 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP

cc:	Mary Carty
Mary Najem
Foresters Investment Management Company, Inc.

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